Exhibit 99.1

Enthusiast Gaming and G FUEL Renew and Expand Partnership to Launch a New Limited-Edition G FUEL Flavour

18-month sponsorship to feature custom content and talent activations and includes the launch of a new G FUEL flavour

TORONTO, July 27, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, today announced its esports organization, Luminosity Gaming, has renewed its sponsorship deal with G FUEL, The Official Energy Drink of Esports®, to promote its line-up of gaming and esports energy and hydration drinks. The extended 18- month partnership will feature new custom content from G FUEL and pro gamers on the Luminosity Gaming roster, the launch of a new limited-edition G FUEL flavour, event activations, giveaways, and more. The G FUEL logo will continue to be prominently displayed on Luminosity Gaming’s jerseys, and as part of the expanded partnership, the logo will also be featured on all official Enthusiast Gaming merchandise.

Since the partnership started in early 2020, Luminosity Gaming and G FUEL have continued to create custom content and deliver unique activations for their fans, such as EGLX Digital 2020. The four-day video game expo had over 20 activations — including the Rising Stars competition in which contestants competed for a $100,000 Luminosity Gaming sponsorship — and was watched by over 12 million people worldwide.

“This sponsorship renewal is an important milestone for Enthusiast Gaming as it is another proof point that we are delivering value to our direct sales clients. We are thrilled to continue to be working alongside G FUEL, an iconic brand for gamers, as we give our fans the envelope-pushing content they have come to know and love us for,” commented Adrian Montgomery, CEO of Enthusiast Gaming.

“It’s been a pleasure to work with Luminosity Gaming over the past year and a half and watch it grow to become the most watched esports organization on Twitch,” commented Cliff Morgan, Founder and CEO of G FUEL. “We’re very happy to expand our partnership with them and continue to collaborate on custom content and engage with our ever-growing gaming and esports community in new ways.”

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

About G FUEL

As The Official Energy Drink of Esports®, G FUEL provides gamers with a healthier, more performance-driven alternative to standard energy and hydration drink products. With an ever-expanding, sugar-free product lineup that includes a powdered energy formula, ready-to-drink cans, powered hydration formula, edible energy crystals, and sparkling hydration, G FUEL has firmly established itself as the market leader in the gamer energy drink industry. With over 270,000 5-star Shopper Approved Ratings, a shipping network that spans over 125 countries, a newly-forged nationwide retail campaign, and a global social media footprint of over 1 billion followers, G FUEL maintains the industry’s largest and most passionate community of fans, customers, content creators, and partners. Content creators and partners who include the likes of Luminosity Gaming, xQc, PewDiePie, Summit1G, NICKMERCS, NoisyButters, KSI, Logic, Roman Atwood, Activision, SEGA of America, Capcom®, Bethesda Game Studios, Warner Bros., Disney, Lucasfilm, The Tetris Company, BANDAI NAMCO Entertainment Inc., RESPAWN Products, SteelSeries, and Digital Storm.

Join the movement today at GFUEL.com and follow us on social media @GFuelEnergy.

G FUEL Contacts

Press Contact:

media@gfuel.com

Distribution and Wholesale Contact:

jim@gfuel.com

Enthusiast Gaming Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming
investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications

carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding planned partnership activities relating to brand activations.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.